Exhibit 20.1

FOR IMMEDIATE RELEASE                           CONTACT: Charlene J. Jarest
                                                         (508) 675-2121

              SLADE'S FERRY BANK APPOINTS NEW PRESIDENT AND CEO

            Mary Lynn D. Lenz takes helm of Massachusetts bank /
              becomes one of 19 women bank presidents in state

SOMERSET, MA (9/18/02) - - Slade's Ferry Bank is pleased to announce the appointment of Mary Lynn D. Lenz as President and CEO of Slade's Ferry Bank, a full-service community bank headquartered in Somerset, MA.

In announcing the Board's selection, Donald T. Corrigan, Chairman of Slade's Ferry Bancorp, described Ms. Lenz as "an outstanding leader with the executive experience and proven expertise to propel Slade's Ferry Bank into the next phase of growth. Ms. Lenz's hands-on managerial style brings renewed vigor to our presence in the region's financial infrastructure and complements our personalized approach to customer service and commitment to the communities we serve."

A native of Buffalo, NY, Ms. Lenz began her banking career as a teller in 1975 at Empire of America, F.S.A., a regional savings bank headquartered in Buffalo, NY. From 1989 until 1998, she served as Senior Vice President for Key Corp.: a commercial bank-based financial services company headquartered in Cleveland, Ohio, where she was one of a 20-member, national team charged with redesigning and implementing Key Corp's retail delivery configuration. As Director of the Northeast Region, she implemented new strategies, business sales initiatives and campaigns for more than 400 retail locations, and designed and initiated a consultative, needs-based sales process. At Key Bank in Buffalo as Senior Vice President/National Small Business Regional Sales from 1996 - 1998, she managed, maintained and grew a $1.8 billion small business portfolio. From 1998 to 2002, she served as Executive Vice President and Director of Retail Banking for Citizens Bank of Massachusetts in Boston, where she managed all aspects of the retail bank, including sales, customer service and 150 branch locations.

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Ms. Lenz called the career move to the SouthCoast a "quality of professional life" decision. "I was focused on pursuing an opportunity as a CEO at this point in my career when the presidency of Slade's Ferry Bank presented itself," she said. Noting that there are 235 banks statewide and that she is one of only 19 women bank presidents, Ms. Lenz continued, "I am proud of breaking the glass ceiling and taking on a leadership role that is too often denied to capable women. At the same time, I am delighted to join a bank whose size gives me a face-level perspective in facilitating and implementing change." Ms. Lenz added that it is most unusual for someone outside of commercial lending to ascend to the presidency of a commercial bank.

Kenneth R. Rezendes, President of Slade's Ferry Bancorp, noted that Ms. Lenz sees the integration of sales and growth planning as an important building block for Slade's Ferry Bank. "We are confident that Ms. Lenz's extensive banking experience will benefit every aspect of the bank's operations, and we welcome her to the Slade's Ferry Bank family and to the area."

Ms. Lenz attended both Niagara University and the State University of New York, Buffalo State College. In 1992, she received the "Forty Under Forty" Award from Buffalo Business First in recognition of her professional achievements.

Ms. Lenz and her husband, David, currently reside in downtown Boston and are actively looking to relocate to the SouthCoast. Their family includes four young-adult children: Jennifer, Christine, John and Maeghan.

Slade's Ferry Bancorp is a one-bank holding company that owns and controls 100 percent of the assets of Slade's Ferry Trust Company ("the Bank") and its subsidiaries. Slade's Ferry Bank, with assets totaling $405 million, provides a wide range of financial services including consumer installment loans and residential and commercial mortgages. Headquartered in Somerset, MA, the Bank has branches in


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Somerset, Fairhaven, Fall River, New Bedford, Seekonk and Swansea. The
Bank's trade symbol is SFBC on the NASDAQ small cap market.

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